

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 21, 2010

Mr. Patrick T. Doyle
Executive Vice President and Chief Financial Officer
DIRECTV
2230 East Imperial Highway
El Segundo, CA 90245

      RE: DIRECTV
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 1-34554

Dear Mr. Doyle:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Broadcast Programming and Other, page 79

1. Please tell us what is meant by "the contractual rates are inconsistent with the relative value of the programming from season to season." Include in your response how you made a determination that the contractual rates are inconsistent.

Note 12: Pension and Other Postretirement Benefit Plan, page 103

2. We note that the net benefit obligation significantly exceeds the fair value of the plan assets. Please tell us why your funding requirement was approximately $22 million for the current year and estimated to be $15 million in 2010 under the Pension Protection Act.

Note 19: Commitments and Contingencies

Contingencies, Puerto Rico Condition, page 119

3. Please tell us the factors you considered in concluding that the consolidation of DIRECTV Puerto Rico is appropriate. Refer to your basis in the accounting literature.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director